UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                              (Amendment No. 10)

                         Fox Entertainment Group, Inc.
                      (Name of Subject Company (Issuer))

                               News Corporation
                             Fox Acquisition Corp
                      (Name of Filing Persons (Offerors))

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   35138T107
                     (CUSIP Number of Class of Securities)

                           Lawrence A. Jacobs, Esq.
                               News Corporation
                             Fox Acquisition Corp
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:


 Amy Bowerman Freed, Esq.                        Lou R. Kling, Esq.
  Hogan & Hartson L.L.P.                       Howard L. Ellin, Esq.
     875 Third Avenue                 Skadden, Arps, Slate, Meagher & Flom LLP
    New York, NY 10022                           Four Times Square
      (212) 918-3000                          New York, NY 10036-6522
                                                  (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [X]      amendment to Schedule 13D under Rule 13d-2.(1)

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


--------------
(1) This Schedule TO Amendment No. 10 also constitutes the initial Schedule 13D filing of News Corporation and Fox Acquisition Corp.

--------------------------------                -------------------------------
      CUSIP No. 35138T107                        Page   2   of    6    Pages
--------------------------------                -------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON    I.R.S. IDENTIFICATION NOS. OF ABOVE
                                       PERSONS (entities only):
           News Corporation            26-0075658
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |_|

           (b) |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                  |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             426,959,080(2)
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             426,959,080(2)
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON

       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           426,959,080(2)
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                          |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           100%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO
-------------------------------------------------------------------------------


------------

(2) On March 21, 2005, Fox Acquisition Corp, a wholly owned subsidiary of News Corporation, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware stating that Fox Entertainment Group, Inc. will be merged with and into Fox Acquisition Corp such that the surviving corporation will be a wholly owned direct subsidiary of News Corporation. On March 22, 2005, Fox Entertainment Group, Inc. will file a Form 15 with the Commission terminating the registration of its Class A common stock under the Securities Exchange Act of 1934, as amended.

-------------------------------------------------      -------------------------
   CUSIP No. 35138T107                                   Page  3   of  5  Pages
-------------------------------------------------      -------------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON        I.R.S. IDENTIFICATION NOS. OF ABOVE
                                         PERSONS (entities only):

         Fox Acquisition Corp            20-2141557
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]

         (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

         OO
-------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             |_|

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
  NUMBER OF
                           426,959,080(2)
    SHARES        -------------------------------------------------------------
                     8     SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY       -------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
     EACH
                           426,959,080(2)
   REPORTING      -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
    PERSON

     WITH
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         426,959,080(2)
-------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)            [ ]

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         CO
-------------------------------------------------------------------------------

--------------------------

(2) On March 21, 2005, Fox Acquisition Corp, a direct wholly owned subsidiary of News Corporation, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware stating that Fox Entertainment Group, Inc. will be merged with and into Fox Acquisition Corp such that the surviving corporation will be a wholly owned direct subsidiary of News Corporation. On March 22, 2005, Fox Entertainment Group, Inc. will file a Form 15 with the Commission terminating the registration of its Class A common stock under the Securities Exchange Act of 1934, as amended.

         This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005, Amendment No. 3 thereto on January 27, 2005, Amendment No. 4 thereto on February 3, 2005, Amendment No. 5 thereto on February 8, 2005, Amendment No. 6 thereto on February 28, 2005, Amendment No. 7 thereto on March 3, 2005, Amendment No. 8 thereto on March 4, 2005 and Amendment No. 9 thereto on March 15, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the "Exchange Offer") 2.04 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights) for each outstanding share of Fox Entertainment Group, Inc. ("Fox") Class A common stock on terms and conditions contained in the prospectus related to the Exchange Offer dated February 2, 2005, as supplemented (the "Prospectus") and the related Letter of Transmittal.

         The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

         On March 21, 2005, News Corporation announced that it successfully completed its previously announced Exchange Offer.

         The Exchange Offer expired at 12:00 midnight, New York City time, on March 18, 2005. Prior to the expiration of the Exchange Offer, Fox stockholders tendered a total of 414,889,385 shares of Fox Class A common stock (including shares subject to guarantees of delivery), all of which have been accepted for exchange. After giving effect to the acquisition of the shares tendered (including shares subject to guarantees of delivery), and taking into account shares already owned by News Corporation or its subsidiaries, News Corporation indirectly owns 98.8% of the outstanding equity of Fox.

         On March 21, 2005, Fox Acquisition Corp, a direct wholly owned subsidiary of News Corporation, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware stating that Fox Entertainment Group, Inc. will be merged with and into Fox Acquisition Corp such that the surviving corporation will be a wholly owned direct subsidiary of News Corporation. In this short-form merger, each remaining share of Fox Class A common stock, other than those owned by News Corporation or its subsidiaries, will be converted into 2.04 shares of News Corporation Class A common stock, subject to the rights of Fox's remaining stockholders to seek appraisal under Delaware law.


ITEM 12. EXHIBITS.

(a)(40) Press Release issued by News Corporation on March 21, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation's Form 8-K filed on March 21, 2005).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           News Corporation

                                           By: /s/ Lawrence A. Jacobs
                                              ---------------------------------
                                           Name: Lawrence A. Jacobs
                                           Title: Senior Executive Vice
                                           President and Group General Counsel

                                           Fox Acquisition Corp

                                           By: /s/ Lawrence A. Jacobs
                                              ---------------------------------
                                           Name:  Lawrence A. Jacobs
                                           Title: Senior Executive Vice
                                           President, General Counsel
Date: March 21, 2005

                                 EXHIBIT INDEX

  Exhibit
  Number                           Exhibit Description
  ------                           -------------------

(a)(40) Press Release issued by News Corporation on March 21, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation's Form 8-K filed on March 21, 2005).